March 28, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C. 20549

RE:	iMergent, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed March 9, 2006
File No. 001-32277
Your letter dated March 16, 2006

Dear Mr. Skinner:

We submit this letter in response to a comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 16, 2006 relating to the Company’s Form 10-K for the fiscal year ended June 30, 2005 (the “Form 10-K”).

In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Consolidated Statements of Operations, page 52

1.                                      We note that you have presented your statements of operations consistent with your response to comment number 1 in our letter dated May 19, 2005. Due to your restatement and the fact that you appear to combine certain services with product revenue, it is unclear to us how you concluded that separate reporting of service revenue and cost of service revenue is not necessary. Please explain to us how your presentation complies with Rule 5-03 of Regulation S-X.

Rule 5-03 of Regulation S-X states, “if income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.”

As disclosed in footnote 2(q) of the Company’s consolidated financial statements, “Product and Other Revenue” consists of revenue generated from the sale of software products and certain services, such as, website set-up services, customer support, website hosting services, and development hosting services. The Company included revenue from such services within Product and Other Revenue for two reasons:

First, these services are components of a multiple-element arrangement. As noted in our previous responses to the Staff’s comment letters, we concluded that the sale of the Company’s software products and the services described above are elements within a multiple-element arrangement. Also, as noted in our response to the Staff dated January 5, 2006, we deferred to the Staff’s view that we had not established VSOE of fair value for our development hosting services (referred to as “access service” within our consolidated financial statements), which is also an element within the multiple-element arrangement. Consequently, we are unable to allocate revenue for that element between product revenue and service revenue as it is recognized. As disclosed in footnote 2(q) of the Company’s consolidated financial statements, all fees collected from the sale of software products and other services within these multiple-element arrangements were deferred and recognized ratably over the five-year access service period. As a result, we have included revenues from all elements within these multiple-element arrangements within “Product and Other Revenue”.

Second, total revenue from services for which the VSOE of fair value is known (such as website set-up services, customer support, and website hosting services) collectively amounted to between 3.0 percent and 5.0 percent of total revenue for each of the years in the three-year period ended June 30, 2005, based upon the known VSOE of fair value of those services. Because this represents less than 10 percent of the sum of total revenue for each of these years, revenues derived from these services may be combined with product revenues as permitted under Rule 5-03 of Regulation S-X.

We believe our presentation complies with Rule 5-03 of Regulation S-X.

As requested, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

/s/ Robert Lewis
Robert Lewis
Chief Financial Officer
iMergent, Inc.